Exhibit 99.5

SCHEDULE A

Set forth below is the name and present principal occupation or employment of each director and officer of JPMorgan Chase & Co. and each operating trustee of DNT Asset Trust. The business address of each of the directors, executive officers and investment committee members is c/o JPMorgan Chase & Co, 270 Park Avenue, New York, NY, 10017, except for as follows: the business address for Peter L. Scher is 875 15th Street N.W, Washington, DC 20005; and the business address for Brian A. Bessey, Ana Capella Gomez-Acebo, Gerard J. Murphy, and Marie A. Nourie is 277 Park Avenue, New York, NY 10172.

JPMorgan Chase & Co. Directors and Executive Officers Present Principal

Name	Occupation or Employment	Citizenship
Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States
Michele G. Buck	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of The Hershey Company	United States
Stephen B. Burke	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of NBCUniversal, LLC	United States
Alicia Boler Davis	Director of JPMorgan Chase & Co. and Chief Executive Officer of Alto Pharmacy, LLC	United States
James Dimon	Director of JPMorgan Chase & Co. and Chairman of the Board and Chief Executive Officer	United States
Alex Gorsky	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Johnson & Johnson	United States
Mellody Hobson	Director of JPMorgan Chase & Co. and Co-Chief Executive Officer and President of Ariel Investments, LLC	United States
Phebe N. Novakovic	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of General Dynamics	United States
Virginia M. Rometty	Director of JPMorgan Chase & Co. and Retired Executive Chairman, President and Chief Executive Officer of IBM	United States
Brad D. Smith	Director of JPMorgan Chase & Co. and President of Marshall University	United States
Mark A. Weinberger	Director of JPMorgan Chase & Co. and Retired Global Chairman and Chief Executive Officer of Ernst & Young LLP	United States
Ashley Bacon	Chief Risk Officer	United Kingdom
Jeremy Barnum	Chief Financial Officer	United States
Lori A. Beer	Global Chief Information Officer	United States
Tim Berry	Global Head of Corporate Responsibility and Chairman of the Mid-Atlantic Region	
Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States
Stacey Friedman	General Counsel	United States
Teresa Heitsenrether	Chief Data & AnalyticS Officer	
Marianne Lake	Chief Executive Officer of Consumer & Community Banking	United States

Exhibit 99.5

Robin Leopold	Head of Human Resources	United States
Douglas B. Petno	Co-Chief Chief Executive Officer of Commercial & Investment Bank	United States
Jennifer A. Piepszak	Chief Operating Officer of JPMorganChase	United States
Troy Rohrbaugh	Co-Chief Chief Executive Officer of Commercial & Investment Bank	United States

DNT ASSET TRUST

Operating Trustees

Name and Title	Occupation or Employment	Citizenship
Gerard J. Murphy, CB Operating Trustee	Managing Director and Industry Executive, Commercial Banking JPMorgan Chase & Co.	United States
[Reserved], CIB/Global Rates Operating Trustee	[Reserved]	[Reserved]
Timothy Alfred Self, CIB/Public Finance Operating Trustee	Managing Director, Corporate & Investment Bank Public Finance JPMorgan Chase & Co.	United Kingdom

Exhibit 99.5

SCHEDULE B

JPMorgan Chase & Co. (the "Firm") and its subsidiaries are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Firm's lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Firm believes it has asserted meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings, intends to defend itself vigorously in all such matters and does not believe that any pending legal proceeding would have a material effect on the Firm's' performance of the services contemplated. For further discussion, please refer to JPMorgan Chase's publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.